UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C.  20549


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                MFC BANCORP LTD.
             (Exact name of Registrant as specified in its charter)


       Yukon Territory, Canada                           N/A
     (State  of  incorporation  or                (I.R.S.  Employer
              organization)                      Identification  No.)


      Floor 21, Millennium Tower, Handelskai 94-9, A-1200, Vienna, Austria
                               (Address of office)


Securities to be registered pursuant to Section 12(b):

           Title of each class          Name of each exchange on which
           to be so registered          each class is to be registered

                   N/A                               N/A
         -----------------------        ------------------------------
         -----------------------        ------------------------------
         -----------------------        ------------------------------

If  this  form  relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If  this  form  relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities  Act  registration  statement file number to which this form relates:
   N/A     (if  applicable)
----------

Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:

                         Common  Share  Purchase  Rights
--------------------------------------------------------------------------------
                                (Title of class)

ITEM  1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

On May 16, 2003, the board of directors (the "Board") of MFC Bancorp Ltd. (the "Corporation") approved the adoption of an amended and restated shareholder rights plan agreement (the "Rights Agreement") between the Corporation and Computershare Investor Services Inc. (the "Rights Agent") to replace the shareholder protection rights plan agreement that expired at the close of business on May 18, 2003. In connection therewith, the Board declared a distribution of one common share purchase right (a "Right") in respect of each outstanding share of common stock of the Corporation (a "Common Share") to holders of record at the close of business on May 18, 2003 (the "Record Time") and authorized the Corporation to issue one right for each Common Share issued after the Record Time and prior to the "Separation Time" (as defined below). Each right entitles the registered holder thereof to purchase, from the Corporation, one Common Share at an initial exercise price of Cdn$75 (the "Exercise Price"), subject to certain adjustments as described below.

Although the Rights Agreement became effective upon execution thereof, in accordance with the terms thereof, the Rights will terminate if the Rights Agreement is not confirmed by the shareholders of the Corporation (the "Shareholders") at the annual and special meeting of shareholders scheduled for June 27, 2003. If confirmed, the Rights will expire six years after the effective date (the "Expiration Time"), unless the Rights Agreement is reconfirmed by the Shareholders in three years or the Rights are exchanged or redeemed earlier by the Corporation as described below.

As the Rights Agreement may increase the price to be paid by an acquiror to obtain control of the Corporation and may discourage certain transactions, the Rights Agreement may reduce the likelihood of a take-over bid being made for the outstanding Common Shares of the Corporation. Accordingly, the Rights Agreement may deter some take-over bids that Shareholders might wish to receive and may make the replacement of management less likely.

The Rights Agreement was not implemented in response to any proposal, inquiries or in anticipation of any pending or threatened take-over bid or offer for the Common Shares of the Corporation.

SUMMARY  OF  THE  RIGHTS  AGREEMENT  TERMS

The following description of the terms of the Rights Agreement is qualified in its entirety by reference to the text of the Rights Agreement attached as
Exhibit 1 hereto. Unless the context otherwise requires, the capitalized terms used in this Form 8-A shall have the meanings ascribed to them in the Rights Agreement attached as Exhibit 1 hereto.

Dilution

In the event that a person announces the acquisition of 20% or more of the Common Shares of the Corporation, other than through certain Permitted Acquisitions including a Permitted Bid or Competing Permitted Bid or on terms otherwise approved by the Board, each Right (other than any held by an Acquiring Person) will "Flip-In" to entitle the registered holder to acquire Common Shares at a 50% discount from the then prevailing market price. For example, if at the time of such announcement the Exercise Price is $75 and the Common Shares have a Market Value of $30 each, the holder of each Right would be entitled to purchase 5 Common Shares for an aggregate price of $75 (the number of Common Shares at 50% of Market Value that can be obtained for the Exercise Price, excluding any fractional shares).


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


Separation  Time

The "Separation Time" is the Close of Business on the tenth Business Day following the earlier of:

(a)     the  Stock  Acquisition  Date;

(b) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid); and

(c)     the  date upon which a Permitted Bid or Competing Bid ceases to be such.

In addition, the Board may determine such later time provided that, if the Board determines to waive the application of the Flip-in Event provision, or if any Take-over Bid is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed never to have been made.

Trading  and  Exercise  of  Rights

The Rights will separate and trade apart from the Common Shares and become exercisable after the Separation Time upon the issuance of "Rights Certificates" (as defined below). Until the Separation Time, the Rights may be transferred only with the associated Common Shares and will be represented by the outstanding Common Share certificates; new Common Share certificates issued on the transfer of existing Common Shares or on the issuance of additional Common Shares will contain a notation incorporating the Rights Agreement by reference. Promptly following the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of Common Shares as of the Separation Time; thereafter, the Rights Certificates will evidence the Rights.

Acquiring  Person

Subject to certain exceptions set forth in the Rights Agreement, the dilutive effects of the Rights are triggered by a person becoming an Acquiring Person upon the acquisition of Beneficial Ownership of 20% or more of the outstanding Voting Shares. A person will not trigger the separation and exercisability of the Rights if he becomes the Beneficial Owner of 20% or more of the Voting Shares as a result of Permitted Bid Acquisitions, Voting Share Reductions, Pro-rata Acquisitions or otherwise on terms approved by the Board (collectively the "Permitted Acquisitions"), provided that if he becomes the Beneficial Owner of 20% or more of the Voting Shares by such means and he is or subsequently becomes the Beneficial Owner of additional Voting Shares constituting more than 1% of the Voting Shares outstanding, other than by a Permitted Acquisition, then, as of the date of such additional acquisition, he shall become an Acquiring Person.

The Rights Agreement also contains a grandfathering provision which states that a person shall not be and shall not be deemed to be an Acquiring Person if such person was the beneficial owner of 20% or more of the outstanding Voting Shares of the Corporation as determined at the Record Time. The provision further states that should such a person after the Record Time become the Beneficial Owner of additional Voting Shares of the Corporation constituting more than 0.5% of the Voting Shares of the Corporation other than through Permitted Acquisitions the exemption provided by the grandfathering provision shall cease to be applicable to that person. This provision is necessary as the Corporation already has a Shareholder with a greater than 20% interest in its Voting Shares.


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


Beneficial  Ownership

Beneficial Ownership is broadly defined in the Rights Agreement, but certain exceptions from its scope are provided, among them an exception designed to avoid inadvertent triggering of the dilutive effects of the Rights by portfolio managers acting for pension funds and others who do not intend to make a Take-over Bid for the Corporation's Voting Shares and persons who enter into Permitted Lock-up Agreements.

Permitted  Bid

As discussed above, a Permitted Bid or Competing Permitted Bid will not trigger the dilutive effects of the Rights. A Permitted Bid or Competing Permitted Bid is a Take-over Bid by means of a Take-over Bid Circular, and which also complies with the following conditions:

(a) the bid must be made to all Shareholders wherever resident as registered on the books of the Corporation on identical terms; and

(b)     the  bid  contains  irrevocable  and  unqualified  provisions  that:

(i) all Voting Shares may be deposited pursuant to the bid at any time prior to the close of business on the date referred to in (ii) below and that all Voting Shares deposited pursuant to the bid may be withdrawn at any time prior to the close of business on such date;

(ii) no Voting Shares will be taken up or paid for pursuant to the bid prior to the close of business on a date which is not less than 60 days following the date of the bid and unless Independent Shareholders have deposited or tendered shares representing more than 50% of the Voting Shares then outstanding pursuant to the bid and have not withdrawn such shares; and

(iii) should the condition referred to in (ii) above be met, the bid will be extended on the same terms for a period of not less than 10 days from the date referred to in (ii) above provided that where a greater number of Voting Shares are deposited than the bidder is bound or willing to acquire pursuant to a bid for less than all of the Voting Shares held by Independent Shareholders, the Voting Shares must be taken up and paid for on a pro rata basis.

A Competing Permitted Bid may proceed contemporaneously with a Permitted Bid provided it expires on the later of 35 days after the date of the Competing Permitted Bid and 60 days following the date of the earliest Permitted Bid.

The Corporation is of the view that the requirement that the bid be made to all registered holders of Voting Shares, wherever resident, is necessary in order to ensure equal treatment for all Shareholders, particularly as a number of the Corporation's Shareholders reside in the United States.

Redemption  and  Waiver

The Board may, at its option, at any time prior to the Flip-in Event, with the prior consent of holders of Voting Shares or Rights, as applicable, elect to redeem all but not less than all of the Rights at a redemption price of $0.001 per Right and, in that event, the right of holders of Rights to exercise the Rights will terminate. The


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


Rights Agreement also gives the Board the right in certain circumstances, without the prior consent of holders of Voting Shares or Rights, as applicable, to waive the application of the Rights Agreement, as set out therein.

For example, the Rights Agreement contains certain provisions with regard to waiver of the Rights Agreement if a person became an Acquiring Person by inadvertence and without any intention to become or knowledge that it would become an Acquiring Person under the Rights Agreement in the event that the person, within 10 days following the determination by the Board, has reduced its beneficial ownership of Voting Shares such that the person is no longer an Acquiring Person. If the person remains an Acquiring Person at the close of business following the 10 days, the provisions of the Rights Agreement are triggered.

Supplements  and  Amendments

The ability of the Corporation to amend the Rights Agreement is subject to the terms contained therein. The Corporation may amend or supplement the agreement, inter alia, as follows:

(a) without the consent of holders of Voting Shares or Rights to correct any clerical or typographical error or cure any ambiguity or inconsistency which are required to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, regulations or rules thereunder;

(b) with the prior consent of the holders of Voting Shares, at any time prior to the Separation Time, supplement, amend, vary or delete any of the provisions;

(c) with the prior consent of the holders of Rights, at any time on or after the Separation Time and before the Expiration Time, supplement, amend, vary or delete any of the provisions; and

(d) without the prior approval of any holders of Voting Shares or the Rights, supplement, amend, delete or vary any of the provisions of the Rights Agreement or the Rights as may be required to maintain its validity or effectiveness including without limitation, revising the Exercise Price of the Rights as a result of any change in applicable legislation or regulation provided that: (i) if made before the Separation Time, any such amendment, supplement, variation or deletion shall be submitted to the Shareholders of the Corporation at the next general meeting of the Shareholders for confirmation; or
(ii) if made after the Separation Time, any such amendment, variation or deletion shall be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of Shareholders of the Corporation for confirmation. If the Corporation fails to receive confirmation by its Shareholders, then such supplement, amendment, variation or deletion shall cease to be effective from and after the termination of the meeting.

Notwithstanding anything in the Rights Agreement, no amendment or supplement may be made to the provisions concerning the Rights Agent without the express written consent of the Rights Agent.

The Rights Agreement, which includes as Exhibit A thereto the Form of Rights Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference.


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


ITEM  2.     EXHIBITS

EXHIBIT  NO.     DESCRIPTION
------------     -----------
     1 Amended and Restated Shareholder Rights Plan Agreement, dated as of May 16, 2003 between MFC Bancorp Ltd. and Computershare Investor Services Inc., which includes as Exhibit A thereto the Form of Rights Certificate.

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


                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC  BANCORP  LTD.

  /s/ Roy Zanatta
-------------------------
Roy Zanatta
Secretary

Dated:  May 28, 2003

                                  EXHIBIT INDEX

EXHIBIT  NO.     DESCRIPTION
------------     -----------
     1           Amended  and  Restated Shareholder Rights Plan Agreement,
                 dated as of May 16, 2003, between MFC Bancorp Ltd. and
                 Computershare Investor Services Inc., which  includes  as
                 Exhibit  A  thereto  the  Form  of  Rights  Certificate.

                                        8